ENABLE MIDSTREAM PARTNERS, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102

September 8, 2015

Via EDGAR and FedEx

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3561

Attn: Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:Enable Midstream Partners, LP
Registration Statement on Form S-4
Comments dated August 24, 2015
File No. 333-205381
Form 10-K for Fiscal Year Ended December 31, 2014
Comments dated August 24, 2015
File No. 001-36413

Ladies and Gentlemen:

This letter supplements the written responses of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 24, 2015 with respect to the Partnership’s Registration Statement on Form S-4 filed with the Commission on June 30, 2015, File No. 333-205381 (the “Registration Statement”), and the Partnership’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 18, 2015, File No. 001-36413 (the “Form 10-K”). In our conversation with the Staff on September 3, 2015, the following supplemental responses were requested.

1. In our written responses, we stated that we intend to change our presentation of revenues from the sale of commodities associated with midstream services to revenues from the sale of products, and we proposed making this change on a prospective basis beginning in our Form 10-K for fiscal year ending December 31, 2015. The Staff has asked why we have proposed changing our presentation on a prospective basis beginning with our Form 10-K for fiscal year ending December 31, 2015, rather beginning with our Form 10-Q for the quarter ending September 30, 2015. We would prefer to change our presentation on a prospective basis beginning with our Form 10-K for fiscal year ending December 31, 2015 both to allow for consistency of presentation in our Form 10-Qs filed during 2015 with our Form 10-K for fiscal year ended December 31, 2014 and to allow for sufficient time to modify, and test the modification of, our accounting system reports to support the revised presentation and disclosures. However, we would be willing to make this change on a prospective basis beginning in our Form 10-Q for the quarter ending September 30, 2015 if the Staff believes that an earlier change is necessary.

2. In our written responses, we discussed that the cost of goods sold in our statements of income includes 100% of the purchase cost for all natural gas liquids (NGLs) that we sell. The Staff has asked whether the cost of goods sold should also include the portion of operation and maintenance expenses associated with recovering NGLs.

The presentation of expense captions in our statements of income are consistent with Regulation S-X Rule 5-03(b)(2). As noted in the cost of goods sold caption in our statements of income, the cost of goods sold excludes depreciation and amortization, which is consistent with SEC SAB Topic 11.B. Given our intended change to the presentation of revenues, we also intend to modify concurrently the cost of goods sold caption to indicate that it is the cost of natural gas and natural gas liquids excluding operating and maintenance, depreciation and amortization, and impairment which are shown separately. We believe making this change will provide additional clarity and align our presentation more consistently with other midstream registrants. An illustrative example of the revised presentation of our statements of income is included for your reference.

ILLUSTRATIVE EXAMPLE

ENABLE MIDSTREAM PARTNERS, LP
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2014	2013
	(In millions, except per unit data)
Revenues (including revenues from affiliates (Note 13)):
Product sales	$2,321	$1,595
Service revenue	1,046	894
Total Revenue	3,367	2,489
Cost and Expenses (including expenses from affiliates (Note 13)):
Cost of natural gas and natural gas liquids (excluding operation and maintenance, depreciation and amortization, and impairment shown separately)	1,914	1,313
Operation and maintenance (including expenses from affiliates (Note 13))	527	429
Depreciation and amortization	276	212
Impairment	8	12
Taxes other than income taxes	56	54
Total Costs and Expenses	867	707
Operating Income	586	469
Other Income (Expense):
Interest expense (including expenses from affiliates (Note 13))	(70)	(67)
Equity in earnings of equity method affiliates	20	15
Interest income—affiliated companies	—	9
Step acquisition gain	—	—
Other, net	(1)	—
Total Other Income (Expense)	(51)	(43)
Income Before Income Taxes	535	426
Income tax expense (benefit)	2	(1,192)
Net Income	$533	$1,618
Less: Net income attributable to noncontrolling interest	3	3
Net Income attributable to Enable Midstream Partners, LP	$530	$1,615
Limited partners' interest in net income attributable to Enable Midstream Partners, LP (Note 4)	$530	$289
Basic and diluted earnings per common limited partner unit (Note 4)	$1.29	$0.74
Basic and diluted earnings per subordinated limited partner unit (Note 4)	$1.28	$—
Basic and diluted weighted average number of outstanding common limited partner units (Note 4)	264	390
Basic and diluted weighted average number of outstanding subordinated limited partner units (Note 4)	148	—

The portion of operation and maintenance expenses associated with recovering NGLs are included in the operating expenses in our statements of income. Reclassifying these operation and maintenance expenses from operating expenses to cost of goods sold would change the line item in our statements of income in which these operation and maintenance expenses are presented, but would not impact operating income, net income, or comprehensive income. In addition, these operation and maintenance expenses are not material to our statements of income. For 2014, we estimated that these operation and maintenance expenses would be approximately $0.0169 per gallon of NGLs recovered, and we sold approximately 1.05 billion gallons of NGLs, which would result in these estimated operation and maintenance expenses of not more than $18 million. This estimate was based on our analysis of select processing plants where discrete operation and maintenance data is available. We believe this estimate is reasonable for purposes of our evaluation. Based on our estimate, these operation and maintenance expenses would represent less than 1% of our cost of goods sold for 2014. Therefore, there is no material difference to our statements of income for individual captions, operating income, net income, or comprehensive income for the periods presented.
* * * * *

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (405) 525-7788 or Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ J. Brent Hagy
J. Brent Hagy
Vice President, Deputy General Counsel, Secretary, and Chief Ethics & Compliance Officer

cc:	Charlie Guidry, Securities and Exchange Commission
Sondra Snyder, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Mark C. Schroeder, Enable Midstream Partners, LP
Tom Levescy, Enable Midstream Partners, LP
Dana C. O’Brien, CenterPoint Energy Resources Corp.
Gerald M. Spedale, Baker Botts L.L.P.